EXHIBIT 99.1

Galapagos announces full year 2023 results and outlook for 2024

Full year 2023 key financials:

  Group net revenues of €783.5 million, including Jyseleca® net sales of €112.3 million
  Cash and current financial investments of €3.7 billion on 31 December 2023
  Operational cash burni of €414.8 million, within guidance

2023 and year-to-date key updates:

  Transferred Jyseleca® business, including approximately 400 positions, to Alfasigma S.p.A.
  Achieved encouraging data from ongoing Phase 1/2 studies with CD19 CAR-T product candidates, GLPG5101 in rrNHL and GLPG5201, in rrCLL, with or without RT
  Expanded CAR-T pipeline with start of Phase 1/2 study with BCMA CAR-T product candidate GLPG5301 in rrMM
  Enrolled first patients in Phase 2 study with TYK2 inhibitor, GLPG3667, in DM and SLE
  For strategic reasons, it was decided not to continue development of CD19 CAR-T candidate in rSLE
  Expanded point-of-care CAR-T network in the U.S. with manufacturing agreements with Landmark Bio and Thermo Fisher Scientific
  Signed strategic research and license collaboration with BridGene Biosciences in precision oncology
  Participated in Series C financing round of US-based precision oncology company, Frontier Medicines
  Appointed Thad Huston as CFO and COO, and Dr. Susanne Schaffert and Mr. Simon Sturge as Non-Executive Independent Directors

Webcast presentation tomorrow, 23 February 2024, at 14:00 CET / 8:00 am ET, www.glpg.com

Mechelen, Belgium; 22 February 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) reports full year 2023 results and provides outlook for 2024.
“In 2023, we took significant steps to reposition our organization, renew our focus on value creation, and advance our efforts to bring transformational medicines to patients around the world,” said Dr. Paul Stoffels1, CEO and Chairman of the Board of Directors of Galapagos. “Following the successful transfer of the Jyseleca® business last month, we are moving forward with a streamlined portfolio and enhanced focus on our differentiated and innovative pipeline. We are determined to generate sustainable, long-term value for our shareholders, our patients, and our employees.”

Dr. Stoffels continued, “We recently presented promising new data from our ongoing CD19 CAR-T programs and started the Phase 1/2 multiple myeloma BCMA CAR-T study, marking another milestone in the build-up of our oncology CAR-T portfolio. In addition, we entered into a strategic collaboration with BridGene Biosciences to advance our growing early-stage pipeline in precision oncology. As we look to the year ahead, we strive to make important progress in advancing our clinical programs, while further expanding our early-stage pipeline of small molecule programs.”

Thad Huston, CFO and COO of Galapagos, concluded, “We ended 2023 with a strong financial position of €3.7 billion in cash and current financial investments. We will continue to execute on business development opportunities and invest in our pipeline to drive value for all our stakeholders.”

Corporate and Operational Performance 2023
Oncology portfolio

  GLPG5201 (CD19 CAR-T) in relapsed/refractory chronic lymphocytic leukemia (rrCLL) and Richter transformation (RT) (cut-off date: 6 September 2023)
    Patient recruitment of the Phase 1 dose-finding part of EUPLAGIA-1 has been completed: 15 patients were enrolled (6 at dose level 1 (DL1); and 9 at dose level 2 (DL2)), all of whom were diagnosed with rrCLL and 9 with additional RT.
    Presented encouraging preliminary Phase 1 data at the ASH Annual Meeting, which demonstrated clinically meaningful results in severely compromised patient populations and highlighted the potential of Galapagos’ point-of-care CAR-T manufacturing platform to deliver a fresh product with a median vein-to-vein time of only seven days.
  GLPG5101 (CD19 CAR-T) in relapsed/refractory non-Hodgkin lymphoma (rrNHL) (cut-off date: 1 September 2023)
    To further build a robust data package, patient recruitment of the Phase 1 dose-finding part of ATALANTA-1 is ongoing: 14 rrNHL patients with diffuse large B cell lymphoma, mantle cell lymphoma and indolent lymphoma were enrolled (7 at DL1 and 7 at DL2). In parallel, enrollment of the Phase 2 expansion study is ongoing, and the first 9 patients have been dosed.
    Presented encouraging preliminary Phase 1 and Phase 2 data at the ASH Annual Meeting, which demonstrated clinically meaningful results in severely compromised patient populations and highlighted the potential of Galapagos’ point-of-care CAR-T manufacturing platform to deliver a fresh product with a median vein-to-vein time of only seven days.
  GLPG5301 (BCMA CAR-T) in relapsed/refractory multiple myeloma (rrMM)
    First patients dosed in the PAPILIO-1 Phase 1/2 study to evaluate the safety, efficacy and feasibility of point-of-care manufactured GLPG5301 in patients with rrMM after ≥2 prior lines therapy.
  Continued to evolve our oncology research activities in biologics, cell therapies and small molecules to deliver best-in-class medicines for patients with high unmet medical need.

Immunology portfolio

  Jyseleca® (filgotinib) (JAK1): successfully transferred to Alfasigma S.p.A.
    Achieved reimbursement for both RA and UC across Western Europe. Sobi, the distribution and commercialization partner for filgotinib in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca® in Poland and Slovenia in both RA and UC, and in Croatia and Greece for RA.
    The European Commission endorsed the recommendation of the Pharmaceutical Risk Assessment Committee (PRAC) to add safety measures for the JAK inhibitors class of medicines.
    Based on topline results from the Phase 3 DIVERSITY study in Crohn’s disease, a Marketing Authorization Application (MAA) was not submitted in Europe in this indication and the MAA for filgotinib in UC in Switzerland did not proceed.
    First patients dosed in the pivotal Phase 3 OLINGUITO study in axial spondyloarthritis (AxSpA).
  Pipeline programs
    First patients dosed in the Phase 2 GALARISSO study of novel, oral, selective tyrosine kinase 2 (TYK2) inhibitor, GLPG3667, in dermatomyositis (DM) and the Phase 2 GALACELA study in systemic lupus erythematosus (SLE).
    We initiated multiple small molecules programs to further build our immunology research pipeline.

Corporate update

  Thad Huston was appointed as Chief Financial Officer (CFO) and Chief Operating Officer (COO), succeeding Bart Filius, as of 1 July 2023.
  The Board of Directors appointed Dr. Susanne Schaffert and Mr. Simon Sturge as Non-Executive Independent Directors by way of cooptation, replacing respectively Dr. Rajesh Parekh and Dr. Mary Kerr, who stepped down.
  The Board of Directors granted 1,538,400 subscriptions rights under new subscription right plans, after acceptance by the beneficiaries.
  Successfully completed the integrated drug discovery collaboration transaction with NovAliX.
  Signed letter of intent with Alfasigma to transfer the entire Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, as well as the commercial, medical and development activities for Jyseleca® and approximately 400 Galapagos positions in 14 European countries.
  Galapagos and Gilead amended the Filgotinib Agreement to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments.
  Signed an agreement with Boston-based Landmark Bio and started the technology transfer for the decentralized production of Galapagos’ CAR-T cell therapy candidates.
  Hosted a Key Opinion Leader event highlighting Galapagos’ decentralized manufacturing platform and the data observed in the ongoing CD19 CAR-T Phase 1/2 studies.

Post-period events

  For strategic reasons, it was decided not to continue development of our CD19 CAR-T candidate in refractory systemic lupus erythematosus (rSLE).
  Participated in Series C financing round of Frontier Medicines, a pioneer in precision oncology with a unique technology platform and a pipeline of potential best-in-class assets that fit with Galapagos’ precision oncology R&D approach. The investment aligns with our innovation acceleration strategy to bring transformational medicines to patients around the world.
  Poster presentation at the annual EBMT-EHA congress highlighting new preliminary translational data from EUPLAGIA-1, which demonstrate that Galapagos’ point-of-care manufacturing platform has the potential to enable a single infusion of fresh early-phenotype CD19 CAR-T cells with robust expansion and persistence in patients with rrCLL and in patients with RT.
  Signed a share and asset purchase agreement with Alfasigma to transfer the entire Jyseleca® business to Alfasigma. As part of the transaction, the distribution agreement with Sobi and the amended Filgotinib Agreement between Galapagos and Gilead have been assigned to Alfasigma. The transaction was successfully completed on 31 January 2024. Freed-up resources will be reinvested in R&D growth areas.
  Michele Manto’s mandate as Chief Commercial Officer and member of the Executive Committee of Galapagos ended in December 2023; he will join Alfasigma to lead the Jyseleca® business.
  Further streamlined our operations with a reduction of approximately 100 positions across the Galapagos organization to align with the Galapagos’ renewed focus on innovation.
  Signed a strategic collaboration and license agreement with BridGene Biosciences to further strengthen Galapagos' growing early-stage oncology precision medicine pipeline.
  Entered into a strategic collaboration agreement with Thermo Fisher Scientific for CAR-T manufacturing and kitting services for Galapagos’ point-of-care CAR-T product candidate in the San Francisco area.

Financial performance
Full year 2023 key figures (consolidated)
(€ millions, except basic & diluted income/loss (-) per share)

	31 December 2023	31 December 2022	% Change
Collaboration revenues	239.7	241.2	-1%
Total net revenues	239.7	241.2
R&D expenditure	(241.3)	(269.8)	-11%
G&Aii and S&Miii expenses	(134.0)	(138.6)	-3%
Other operating income	47.3	36.1	+31%
Operating loss	(88.3)	(131.1)	-33%
Fair value adjustments and net exchange differences	16.3	51.5	-68%
Net other financial result	77.6	8.7
Income taxes	(9.6)	(0.6)
Net loss from continuing operations	(4.0)	(71.4)
Net profit/loss (-) from discontinued operations	215.7	(146.6)
Net profit/loss (-) of the year	211.7	(218.0)
Basic and diluted income/loss (-) per share (€)	3.21	(3.32)

Current financial investments, cash & cash equivalents	3,684.5 (*)	4,094.1 (**)

(*) Starting from Q3 2023, our current financial investments and cash and cash equivalents include accrued interests (for a total of €20.0 million on 31 December 2023)
(**) Excluding €9.9 million of net accrued interest income

DETAILS OF THE FULL YEAR 2023 FINANCIAL RESULTS
As a consequence of the recent transfer of our entire Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the full year 2023 are presented separately from the results of our continuing operations on the line ‘Net profit/loss (-) from discontinued operations’ in our consolidated income statement. The comparative year 2022 has been restated accordingly for the presentation of the results related to the Jyseleca® business.

Results from our continuing operations

  Collaboration revenues amounted to €239.7 million in 2023, compared to €241.2 million last year. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €230.2 million in 2023 (compared to €230.4 million in 2022). We also recognized royalty income from Gilead for Jyseleca® for €9.5 million in 2023 (compared to €10.7 million in 2022). Our deferred income balance at 31 December 2023 includes €1.3 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration.
  Total operating loss from our continuing operations amounted to €88.3 million in 2023, compared to an operating loss of €131.1 million in 2022.
  R&D expenditure in 2023 amounted to €241.3 million, compared to €269.8 million in 2022. Depreciation and impairment costs in 2023 amounted to €22.3 million (compared to €51.5 million in 2022). This decrease was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure and impairments of intangible assets related to other discontinued projects recorded in 2022. Personnel costs decreased from €115.5 million in 2022 to €95.8 million in 2023 primarily related to lower accelerated non-cash cost recognition for subscription right plans related to good leavers. This was partly offset by an increase in costs related to the evolution of our CAR-T programs.
  S&M and G&A expenses amounted to €134.0 million in 2023, compared to €138.6 million in 2022. The decrease in S&M and G&A expenses is explained by a decrease in personnel expenses and other operating expenses, partly offset by an impairment of €7.6 million on a construction project in Mechelen, Belgium.
  Other operating income (€47.3 million in 2023 compared to €36.1 million in 2022) increased, mainly driven by higher grant and R&D incentives income.

Net financial income in 2023 amounted to €93.9 million, compared to €60.2 million in 2022.

  Fair value adjustments and net currency exchange results amounted to €16.3 million in 2023, compared to fair value adjustments and net currency exchange gains in 2022 of €51.5 million (this decrease was due to the evolution of the USD) and were primarily attributable to €20.4 million of unrealized currency exchange losses on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €38.3 million of net fair value gains of our current financial investments.
  Net other financial income in 2023 amounted to €77.6 million, compared to net other financial income of €8.7 million in 2022. Net interest income amounted to €77.5 million in 2023 compared to €11.2 million of net interest income in 2022, due to an increase in the interest rates.

We had €9.6 million of tax expenses in 2023 (compared to €0.6 million in 2022). This increase was primarily due to the re-assessment of net deferred tax liabilities and corporate income tax payables due to a one-off intercompany transaction.

We reported a net loss from our continuing operations in 2023 of €4.0 million, compared to a net loss of €71.4 million in 2022.

Results from discontinued operations
(€ millions)

	31 December 2023	31 December 2022	% Change
Product net sales	112.3	87.6	+28%
Collaboration revenues	431.5	176.4	+145%
Total net revenues	543.8	264.0	+106%
Cost of sales	(18.0)	(12.1)	+49%
R&D expenditure	(190.2)	(245.3)	-22%
G&Aii and S&Miii expenses	(131.3)	(153.9)	-15%
Other operating income	13.0	10.7	+21%
Operating profit/loss (-)	217.3	(136.5)
Net financial result	0.5	(7.8)	-106%
Income taxes	(2.1)	(2.3)	-9%
Net profit/loss (-) from discontinued operations	215.7	(146.6)

Net profit from discontinued operations related to Jyseleca® amounted to €215.7 million, compared to net loss amounting to €146.6 million for the year 2022.

We recorded product net sales of Jyseleca® in Europe of €112.3 million for 2023 within guidance, compared to €87.6 million in 2022. Cost of sales related to Jyseleca® net sales in 2023 were €18.0 million (€12.1 million for the year 2022).

Collaboration revenues for the development of filgotinib with Gilead amounted to €429.4 million in 2023, compared to €174.4 million for the year 2022. This increase was explained by a substantial decrease in our assessment of the remaining costs to complete the filgotinib development following the recent transfer of our entire Jyseleca® business to Alfasigma, including the transfer of the remaining development performance obligation after closing of the transaction. As a result, there is a substantial increase of the percentage of completion of our performance rights and obligation and a positive catch-up released to revenues.

Our deferred income balance at 31 December 2023 still includes €26.3 million allocated to the filgotinib development that will be recognized as collaboration revenue in 2024.

Total operating profit from discontinued operations amounted to €217.3 million in 2023, compared to an operating loss of €136.5 million in 2022.

  R&D expenditure for the filgotinib development in 2023 amounted to €190.2 million, compared to €245.3 million in 2022. This decrease was mainly due to the discontinuation of the DIVERSITY clinical trials in CD. Personnel expenses decreased by €15.0 million, from €74.6 million in 2022 to €59.6 million in 2023, subcontracting costs decreased as well by €39.0 million, from €153.7 million in 2022 to €114.7 million in 2023.
  S&M and G&A expenses related to the Jyseleca® business amounted to €131.3 million in 2023, compared to €153.9 million in 2022. Personnel expenses decreased by €6.4 million, from €78.7 million in 2022 to €72.3 million in 2023, while external outsourcing costs decreased by €17.0 million, from €52.8 million in 2022 to €35.8 million in 2023.
  Other operating income (€13.0 million in 2023 compared to €10.7 million in 2022) increased, mainly driven by higher R&D incentives income.
  Net financial income attributable to the Jyseleca® business in 2023 amounted to €0.5 million, compared to a net financial cost of €7.8 million in 2022. The decrease is primarily explained by a lower discounting effect of long-term deferred revenue for the development of filgotinib because we expect to recognize the remaining revenues in 2024.

We reported a net profit in 2023 of €211.7 million, compared to a net loss of €218.0 million in 2022.

Cash position
Current financial investments and cash and cash equivalents totaled €3,684.5 million on 31 December 2023, as compared to €4,094.1 million on 31 December 2022 (excluding €9.9 million of net accrued interest income).

Total net decrease in cash and cash equivalents and current financial investments amounted to €409.6 million in 2023, compared to a net decrease of €609.1 million in 2022. This net decrease was composed of (i) €414.8 million of operational cash burn, (ii) €20.4 million of negative exchange rate differences, (iii) €7.0 million cash-out related to the acquisition of CellPoint B.V., (iv) €14.0 million acquisition of financial assets held at fair value through profit or loss, partly offset by (v) €24.3 million positive changes in fair value of current financial investments, (vi) €1.8 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2023, and (vii) €12.9 million of accrued interest income on term deposits and €7.6 million of accrued interest income on treasury bills.

Outlook 2024

  Financial outlook
  For the full year 2024, we anticipate a further reduction in our cash burn and expect the cash burn to be between €280 million and €320 million (compared to €414.8 million for the full year 2023), not including future potential business development opportunities.
  R&D Outlook
    We aim to progress three CAR-T Phase 1/2 studies in hemato-oncology: GLPG5101 in rrNHL; GLPG5201 in rrCLL, with or without RT; and GLPG5301 in rrMM.
    We expect to file IND applications in the U.S. to begin clinical development of our CAR-T programs in hemato-oncology.
    We plan to further upscale our CAR-T network and operations in the U.S. and Europe, and potentially other key regions.
  Business development
  We will continue to evaluate multiple product candidates and business development opportunities to further leverage our internal capabilities and accelerate and expand our pipeline of potential best-in-class investigational medicines in our therapeutic focus areas of immunology and oncology.

Annual report 2023
We are currently finalizing the financial statements for the year ended 31 December 2023. Our independent auditor has confirmed that its audit procedures in relation to the financial information for the year ended 31 December 2023 in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial information included in this press release. Should any material changes arise during the audit’s finalization, an additional press release will be issued. We aim to publish the fully audited full year 2023 annual report on, or around, 28 March 2024.

Conference call and webcast presentation
We will host a conference call and webcast presentation on 23 February 2024, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call using the access information provided in the e-mail received upon registration or by using the “call me” feature.

The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar 2024

Date	Details
28 March	Publication Annual Report 2023 and 20-F 2023
30 April	Annual Shareholders’ meeting
2 May	First quarter 2024 results (webcast 3 May 2024)
1 August	Half Year 2024 results (webcast 2 August 2024)
30 October	Third quarter 2024 results (webcast 31 October 2024)

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

Contact

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, and other payments , statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, and potential changes in such strategy, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future product candidates or approved products, if any, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) filgotinib in RA, UC and AxSpA, (ii) GLPG3667 in SLE and DM, (iii) GLPG5101 in rrNHL and rSLE, (iv) GLPG5201 in rrCLL, with or without RT, and (v) GLPG5301 in rrMM, including recruitment for trials and topline results for trials and studies in our portfolio, statements relating to interactions with regulatory authorities, and statements related to our portfolio goals, business plans, and sustainability plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 cash burn may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in RA, UC, DM, SLE, AxSpA, rrNHL, rSLE, rrCLL, rrMM and other indications or any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons), the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, risks related to our reliance on collaborations with third parties, the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, and risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’

i The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through profit or loss; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the year 2023 amounted to €414.8 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €339.8 million, adjusted by (i) the cash proceeds from capital and share premium increase from the exercise of subscription rights by employees for €1.8 million, (ii) the net purchase of current financial investments amounting to €94.2 million, (iii) the cash-out related to the acquisition of subsidiaries of €7.0 million, and (iv) the acquisition of financial assets held at fair value through profit or loss of €14.0 million.
ii General and administrative
iii Sales and marketing